February 6, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:      H. Roger Schwall, Assistant Director
Tangela S. Richter, Legal Branch Chief
Mellissa Campbell Duru, Staff Attorney
Jill Davis, Accounting Branch Chief
Gabrielle Malits, Staff Accountant

Re:	Itronics Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed November 10, 2005 (File No. 333-127855)

Ladies and Gentlemen:

On behalf of Itronics Inc. (“Itronics” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the comment letter of December 2, 2005.

Summary of Analysis of Financing Agreement and Appropriate Accounting Treatment

 1. Conversion Feature

1.
We have reviewed your analysis of the conversion option embedded in the host contract (“the Note”) and continue to believe that the conversion option meets the definition of an embedded derivative that should be bifurcated from the host contract and accounted for as a derivative liability pursuant to SFAS 133, with changes in fair value recorded in earnings. In this regard, we do not believe the conversion option would qualify for the paragraph 11(a) scope exception in SFAS 133 since we do not believe the conversion option would qualify for equity classification pursuant to paragraphs 12-32 of EITF 00-19 (paragraph 20 of EITF 00-19 in particular). We further note that since the conversion option is required to be bifurcated and accounted for as a derivative liability, you would not account for any beneficial conversion feature under EITF 98-5 or 00-27. Please see the following additional comments for further explanation:

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You indicate that you do not meet the criteria of paragraph 6(b) of SFAS 133 “because the initial net investment was greater than would be required for other types of contracts primarily because of the 8% interest rate which is substantially below market rates for a company with Itronics financial position and credit history prior to the financing.” We are unable to agree with your conclusion that you incurred an initial net investment to include the conversion option within the host contract. In this regard, when viewed from the Company’s perspective as required, it appears that paragraph (b) would be met in your circumstance as you essentially received a lower interest rate for attaching the conversion option to the Note.

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Your analysis indicates that the conversion option does not meet the net settlement characteristic in paragraph 6(c) of SFAS 133 because (i) you are required “to deliver the full notional value in shares,” (ii) the conversion option “does not require or allow net settlement because there is no market mechanism for either party to get out of the contract for only the change in value of the contract,” and (iii) the conversion option “is not readily convertible to cash” because the number of shares to be exchanged is large relative to the daily transaction volume and you do not believe the market could absorb conversion of the “entire $2.25 million balance outstanding.” We are unable to agree with your conclusion that paragraph 6(c) of SFAS 133 has not been met based on Section 1.1 of the Note, which provides that the Note may be converted in all or any part of the outstanding and unpaid principal amount. In accordance with the guidance of Question 1 in DIG A12, the net settlement characteristic is met because there is an active market for the stock today and this market is expected to be in existence in the future. Additionally, since the Note allows for any or all of the conversion to take place, it is presumed that the market can rapidly absorb the issuance of stock without significantly affecting the price (i.e. the assumption that full conversion of the Note will occur is not required pursuant to DIG A12). Because we believe paragraph 9(c) of SFAS 133 is met, we believe paragraph 6(c) of SFAS 133 is met.

Response:

The Company has revised its financial statements as of September 30, 2005 to account for the conversion feature as an embedded derivative under the guidance of SFAS 133 and EITF 00-19. The “Convertible debt derivative” is recorded as a current liability at its estimated fair value determined using the Black-Scholes option pricing model. The assumptions utilized in the model are disclosed in the footnotes. The excess of the fair value over the basis in the host contract is included as an expense under the line item “Gain (loss) on derivative instruments” included in Other Income (Expense) in the Condensed Consolidated Statements of Operations. Each reporting period, the Company will estimate the fair value of the conversion feature, any changes in fair value will be recorded in “Gain (loss) on derivative instruments.”

 2. Prepayment Premium

2.	We have reviewed your analysis of the prepayment call option embedded in the host contract (“the Note”) and have the following additional thoughts and comments on your analysis.

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You indicate in your analysis that this call option does not meet paragraph 6(a) because there is no underlying. We are unable to agree with this assessment because there is essentially a dual underlying (i.e. the premium payment and the occurrence of an event that triggers the ability to make the premium payment). See Appendix F of SFAS 133, which defines an underlying as “A specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, or other variable (including the occurrence or nonoccurrence of a specified event such as a scheduled payment under a contract).”

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You also conclude in your analysis that the call option does not meet the criteria of paragraph 6(c) because there is (i) no underlying, (ii) no provision for net settlement, i.e., there is no “underlying times the notional” and (iii) the penalty is a fixed and asymmetrical provision as described in DIG A8. While we are unable to agree with the reasons you have cited for your conclusion, we ultimately will not object to your conclusion that paragraph 6(c) has not been met during the fiscal year ended December 31, 2005. This is principally due to the diversity and confusion in practice on this matter, which was clarified by the FASB by the issuance of DIG B38. In light of the guidance in DIG B38, which became effective January 1, 2006, we believe the paragraph 6(c) provision has been met beginning January 1, 2006, in addition to the other criteria in paragraph 6 of SFAS 133. In light of this fact, please provide an analysis of this call option to indicate how you plan to account for this feature under SFAS 133 beginning January 1, 2006.

Response:

The Company believes prepayment penalty should be accounted for under SFAS 5 until DIG B38 becomes effective beginning January 1, 2006. Because the Notes have not been nor are they anticipated to be prepaid, no accrual or disclosure of potential penalty has been disclosed. Beginning in the first quarter of 2006, the Company will need to estimate the fair value of both embedded derivatives as a whole, not just valuing each separately and adding them together. Consequently, the Company believes the Black-Scholes model will no longer be appropriate at that time. The Company will seek assistance from derivative and/or valuation experts for assistance in valuing these embedded derivatives beginning with its quarterly report on Form 10-QSB for the first quarter 2006. Any change in fair value of the embedded derivatives that occurs as a result of the revaluation will be recorded as “Gain (loss) on derivative instruments” included in Other Income (Expense) in the Condensed Consolidated Statements of Operations. Each reporting period, the Company will estimate the fair value of all embedded derivatives as a whole; any changes in fair value will be recorded in “Gain (loss) on derivative instruments.”

 4. Warrants

3.
We note from your response that you have concluded that the warrants do not meet the criteria in paragraph 6(b) because (i) you “received an interest rate that is significantly below market;” in “return, the Investors received warrants,” and (ii) the fair value of the warrants is more than 85% of the market value of the stock underlying the warrants, and, consequently, they do not meet the no or small initial net investment test. As previously indicated, your analysis of paragraph 6(b) should be from your perspective and not from an investor’s perspective. Since you did not incur an additional investment to provide these warrants, we are unable to agree with your conclusion that paragraph 6(b) is not met. Furthermore, even if you were able to substantiate your conclusion that the warrants do not meet the definition of a derivative under SFAS 133, you are still required to perform the applicable analysis under the guidance in EITF 00-19 to determine the classification and accounting for the warrants. In this regard, it appears that the warrants would be required to be classified as liabilities under EITF 00-19 as a result of the fact that you have an instrument, the Note, which is convertible into a potentially unlimited number of shares. In addition, it appears you may also have another instrument that is potentially settled in an unlimited number of shares. In this regard, we note your registration rights agreements states that any penalties incurred, at the rate of 2% per month, are payable in cash or common stock, at the option of the Company. As a result of these instruments, you would be unable to conclude that you have sufficient authorized and unissued shares to settle any contract that is subject to the scope of EITF 00-19. You would therefore be required to classify the warrants, and any other warrants or non-employee options that are exercisable during the period the Note is convertible into a potentially unlimited number of shares, as liabilities, in order to comply with paragraph 24 of EITF 00-19. Please advise.

Response:

The Company has revised its financial statements as of September 30, 2005 to account for all warrants and non-employee options as free standing derivatives under SFAS 133 and EITF 00-19. The Company estimated the fair value of these warrants and options using the Black-Scholes option pricing model. This current “Warrants and option liability” resulted in an expense included in “Loss on derivative instruments” under Other Income (Expense) included in the Condensed Consolidated Statements of Operations. Any warrants that were previously recorded in equity under other applicable GAAP have been taken out of equity and have reduced the loss on derivative instruments line item, so that the derivative loss amount reflects only the change in value from the initial value of those warrants. Each reporting period, the Company will estimate the fair value of these warrants and options, any changes in fair value will be recorded in “Gain (loss) on derivative instruments.”

Exhibit 10.2 Callable Secured Convertible Note

4.
We note that, in the event of certain default conditions, outlined in Sections 3.1 through 3.10, the Note will become immediately due and payable at an amount equal to the greater of (i) 130% times the sum of (w) the then outstanding principal amount of this Note plus (x) accrued and unpaid interest on the unpaid principal amount of this Note to the date of payment plus (y) Default Interest plus (z) any other amounts owed or (ii) the “parity value” (as defined in Section 3.10). Please provide us with your analysis of this put option and whether you think it is an embedded derivative that is required to be bifurcated under SFAS 133. Your response should include an analysis of paragraphs 12, 13 and 61(d) of SFAS 133 and DIG B16. Additionally, in light of the guidance in DIG B38 that became effective January 1, 2006, please provide an additional analysis of this put option to indicate whether this guidance will change your previous conclusion as to whether this feature would require bifurcation under SFAS 133 beginning January 1, 2006.

Response:

The Company concluded that this penalty is not an embedded derivative prior to January 1, 2006. The Company has not finished its evaluation of this penalty with regard to DIG B38 that becomes effective January 1, 2006, but intends to seek assistance, as noted in the Company’s response to Comment No. 2 above, to determine the proper treatment. We will evaluate this penalty under SFAS 5 for the fourth quarter of 2005 and will record an expense and liability as deemed appropriate.

Exhibit 10.1 Securities Purchase Agreement

5.
Please tell us whether or not you have begun to incur Standard Liquidated Damages, as defined in Section 1(f) of the above referenced agreement. In this regard, we note pursuant to Section 4(h) of this agreement that if you fail to obtain shareholder approval within thirty days following the date on which the number of Reserved Amount exceeds the Authorized and Reserved Shares, for which both terms are defined in Section 1(h), you will be required to pay the Standard Liquidated Damages Amount, in cash or shares at your option. It appears pursuant to Section 3(c) of this agreement that you had an insufficient number of authorized and reserved shares at the time of this agreement in July 2005 and it is unclear whether you have been able to resolve this matter. Please advise.

Response:

The Company has reviewed paragraph 4(h) of the Securities Purchase Agreement and has concluded that the earliest it would incur this penalty is 30 days after October 31, 2005. The basis for this conclusion is (1) the first sentence of paragraph 4(h) includes the language “Subject to Stockholder Approval…” and (2) paragraph 4(n) states that the Company shall use its best efforts to obtain stockholder approval as necessary to issue the shares under the agreements by October 31, 2005. We believe it was known by both parties at the time of entering into the agreements that shareholder approval would be needed to increase the authorized shares and it was contemplated in the negotiations that a reasonable amount of time would be necessary to conduct an annual meeting to get the approval. We believe the Company has used its best efforts in this regard, so the penalty may not be applicable; however, the Company will evaluate all the facts under the guidance of SFAS 5 and will record an expense and liability as deemed appropriate in the fourth quarter of 2005.

Very Truly Yours,

/s/ Eric A. Pinero

Eric A. Pinero